Northgate Minerals Corporation Offer to Purchase all of the outstanding common shares Aurizon Mines Ltd.

Exchanges: Northgate Minerals Corporation (AMEX:NXG, TSX;NXG); Aurizon Mines Ltd. (AMEX:AZK,TSX:ARZ)
Expiry: July 7, 2006 at 8:00 pm (Toronto Time)

Out-bound Script to Beneficial Shareholders

Hello, my name is <insert your name>, and I'm calling to speak with <insert shareholder name> concerning his/her investment in Aurizon Mines Ltd. <wait for response> Can we discuss the offer briefly?

IF YES	IF NO
Thank you.	May I please give you our toll-
I am calling on behalf of the management of Northgate Minerals Corporation regarding	free number and website
the offer to purchase your common shares of Aurizon Mines Ltd. The terms of the	address if you have any
purchase are discussed in the Offer to Purchase that has been mailed to you. Have	questions?
you received a copy of the Offer to Purchase? These documents can be found online at	Call
www.sedar.com , www.sec.gov OR on the Northgate Minerals website
(www.northgateminerals.com) Have you had an opportunity to review the materials, and	1-866-289-9929
do you have any questions about the Offer?	or visit us online at:

The Northgate offer will be conditional on, among other things, acquiring at least 75%	www.northgateminerals.com
of all common shares of Aurizon Mines Ltd. outstanding calculated on a fully
diluted basis.	Thank you for your time.

Details of the Offer:

• The Northgate Offer is open for acceptance until 8:00 pm (Toronto time) on July 7,
2006. Northgate has offered Aurizon shareholders 0.741 of a Northgate common share for each Aurizon common share tendered; representing a premium of 30.5%
based on the closing prices of Aurizon and Northgate common shares on May 19,
2006.

The strategic rationale for combining Northgate and Aurizon is compelling as
Northgate believes the merged company will provide the following benefits:

• Half a Million Ounces of Low Cost Production. The combined company will be one of the lowest cost mid-tier gold producers.

• Experienced Management Team. Northgate has an excellent track record of managing the Kemess Mine in northern British Columbia with production targets being achieved year after year.

• Outstanding Cash Flow. In the first quarter of 2006, Northgate was the number one mid-tier gold mining company, based on cash flow from operations.

• The merged company will have 6.7 million ounces of proven and probable gold reserves.

• Pipeline of Complementary Development Projects. With the close proximity between the Casa Berardi and Young Davidson properties, there will be synergies experienced by the merged company.

• Low Political Risk. As all of the assets of the merged company will be based in
Canada, Aurizon shareholders will not be changing their political risk profile.

Additional reasons to accept the offer:
• The Offer will provide a substantial increase to share trading liquidity.
• Northgate believes the Merged company will have a more diversified asset base,

•	thus reducing business risk, increasing annual gold production and providing greater access to capital
•	Northgate believes that the proposed business combination of Northgate and
Aurizon will create a leading mid-tier gold producer with two producing gold mines in Canada and a market capitalization exceeding $1 billion. Northgate also believes that the New Northgate will have the management expertise and financial capability to efficiently fund current development projects and capitalize on other growth opportunities.
•	Northgate urges you to read the Offer to Purchase because it contains important information.

Please remember that you must tender your shares by no later than 8:00 p.m. (Toronto Time) on July 7, 2006, but your broker may require your instruction well in advance of this date. Contact your broker directly with your instructions on tendering your common shares of Aurizon mines to the Offer. [NOTE: If the shareholder is in the U.S., they may also accept the offer by following the procedures for book-entry transfer and having their shares tendered by their nominee through The Depository Trust Company.]

If you have any questions we can be reached at 1-866-289-9929. Thank you very much for your time. Have a nice day/night!

Answering Machines Message:

"Hello, this message is for <insert shareholder name>. This is <insert your name>, and I'm calling concerning your investment in Aurizon Mines. I am calling on behalf of Northgate Minerals who would like you to tender your shares to the offer that was recently mailed to you recently. We have information that is important in making your decision. Please call us at 1-866-289-9929. Thank you very much for your time. Have a nice day/night!"

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:
1) Tendering, 2) Undecided (provide written comments), 3) Not Tendering (provide written comments)